UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2025	Chijet Motor Company, Inc.

	By:	/s/ Mu Hongwei
Mu Hongwei
President and Chief Executive Officer